UNITED  STATES
              SECURITIES  AND  EXCHANGE  COMMISSION
                     Washington, D.C.  20549


                           SCHEDULE 13D

            Under the Securities Exchange Act of 1934



                     MIDDLE BAY OIL COMPANY, INC.
-------------------------------------------------------------------------
                          (Name of Issuer)


              Common Stock, Par Value $.02 per Share
-------------------------------------------------------------------------
                  (Title of Class of Securities)

                             595673203
                    --------------------------
                          (CUSIP Number)

                 WESKIDS, L.P., 310 South Street,
               Morristown, NJ 07962, (973) 702-1887
-------------------------------------------------------------------------
       (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

                           June 30, 1997
            ---------------------------------------------
       (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box / /.

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                              SCHEDULE 13D

CUSIP No. 595673203                                    Page 2 of 5 Pages


1     NAME OF REPORTING PERSON S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE
      PERSON

      WESKIDS, L.P.                Michael B. Lenard
     WESKIDS, Inc.                 Mark J. Butler
     J. Peter Simon                Christine W. Jenkins
     William Edward Simon, Jr.

2     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a)
                                                                 (b)

3     SEC USE ONLY


4     SOURCE OF FUNDS*

      SC


5 CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)


6     CITIZENSHIP OR PLACE OF ORGANIZATION

      DELAWARE (FOR ALL PARTIES)


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7     SOLE VOTING POWER

                                         Common Stock    Series B Preferred
                                         ------------    ------------------
          WESKIDS, L.P.                     843,687           117,467
          WESKIDS, Inc.                           0                 0
          J. Peter Simon                          0                 0
          William Edward Simon, Jr.               0                 0
          Michael B. Lenard                       0                 0
          Mark J. Butler                          0                 0
          Christine W. Jenkins                    0                 0


8     SHARED VOTING POWER

     NONE


9     SOLE DISPOSITIVE POWER

                                         Common Stock    Series B Preferred
                                         ------------    ------------------
          WESKIDS, L.P.                     843,687           117,467
          WESKIDS, Inc.                           0                 0
          J. Peter Simon                          0                 0
          William Edward Simon, Jr.               0                 0
          Michael B. Lenard                       0                 0
          Mark J. Butler                          0                 0
          Christine W. Jenkins                    0                 0


10    SHARED DISPOSITIVE POWER

      NONE


11    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

      843,687 shares


12    CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
      SHARES*


13    PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

      19.2% of common stock presently outstanding; 21.3% inclusive of preferred stock (if converted)


14    TYPE OF REPORTING PERSON*

      WESKIDS, L.P.               PN
     WESKIDS, Inc.               CO
      J. Peter Simon              IN
      William Edward Simon, Jr.   IN
      Michael B. Lenard           IN
      Mark J. Butler              IN
      Christine W. Jenkins        IN



Item 1.    Security and Issuer

     The class of securities to which this Schedule 13D relates is the common stock, par value $.02 per share (the "Stock"), of Middle Bay Oil Company, Inc., an Alabama corporation (the "Company"), whose address is:

          115 South Dearborn Street
          Mobile, Alabama 36602

Item 2.    Identity and Background

           a. WESKIDS, L.P., WESKIDS, Inc., J. Peter Simon, William Edward Simon, Jr., Michael B. Lenard, Mark J. Butler and Christine
                 W. Jenkins (together, the "reporting persons")

           b. Business Address: 310 South Street, P.O. Box 1913, Morristown, New Jersey 07962

           c.    Private investor

           d. None of the reporting persons have ever been the subject of a criminal proceeding.

           e. None of the reporting persons are or have ever been subject to any judgment, decree or order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.    Source and Amount of Funds or Other Consideration

           All shares were acquired pursuant to the Agreement and Plan of Merger between Shore Oil Company, Inc. and Middle Bay Oil Company, Inc. dated June 30, 1997 (the "Merger"), a copy of which was previously filed with the Securities and Exchange Commission in connection with the Merger and is herein incorporated by reference. All funds used in connection with the Merger came from the working capital of WESKIDS, L.P. and WESKIDS, Inc. and from the personal funds of the individual reporting persons.

Item 4.    Purpose of Transaction

           The Stock was acquired by WESKIDS, L.P. in connection with the Merger. The reporting persons may make additional purchases or may dispose of some or all of the Stock owned by them in the future in amounts and at times which have not been determined. The reporting persons have no present plans with regard to the Company other than as investors in the Company's securities.

Item 5.    Interest in Securities of the Issuer

           a. WESKIDS, L.P. is presently the beneficial owner of 843,687 shares of common stock and 117,467 shares of Series B preferred stock immediately convertible into not less than 117,467 shares of the Company's common stock. The exact conversion ratio is determined by the terms of the Merger. WESKIDS, Inc. is the general partner of WESKIDS, L.P. and effectively controls
                 WESKIDS, L.P. The officers and directors of WESKIDS, Inc. are as follows: J. Peter Simon, Director; William Edward Simon, Jr., Director; Michael B. Lenard, President; Mark J. Butler, Vice President/Treasurer; and Christine
                 W. Jenkins, Secretary.

           b. WESKIDS, L.P. has sole voting power and sole power to dispose or direct the disposition of and sole right to receive dividends from or proceeds from the sale of the Stock.

           c. All securities of the Company beneficially owned by WESKIDS, L.P. were acquired in connection with the Merger.

           d.    None

           e.    Not applicable

Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

           There are no contracts, arrangements, understandings or relationships (legal or otherwise) between the reporting persons and any other person with respect to the securities of the Company.

Item 7.    Material to be Filed as Exhibits

           There are no exhibits with this Schedule 13D. The Merger Agreement (as previously defined) was filed as an Exhibit to the Company's Form 8-K filed July 3, 1997 and is incorporated herein by reference.



                              Signature

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


   July 10, 1997
---------------------
       Date
                                      WESKIDS, L.P.

                                      By:  WESKIDS, Inc., general partner


                                             /s/ Christine W. Jenkins
                                      By:---------------------------------
                                          Christine W. Jenkins, Secretary